Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-133224

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY OF NEW YORK

Supplement dated February 4, 2014

to the

Prospectus dated May 1, 2006

for

ML NY Asset ISM

This supplement updates certain information contained in the above-listed prospectus. Please attach it to your prospectus and retain it for future reference. All capitalized terms used in this Supplement have the same meaning as provided in your prospectus.

Changes to the Market Value Adjustment (“MVA”) under the Subaccount Options (“MVA Option”)

Effective February 14, 2014 (the “Effective Date”), we are amending your Contract by eliminating any downward MVA. In order to do this, we must issue an endorsement to your annuity contract (the “MVA Endorsement”).

The purpose of the MVA Endorsement is to enhance your Contract by eliminating any downward MVA that might be applied after the Effective Date to withdrawals or transfers out of a Guaranteed Period. This change ensures that, if you withdraw or transfer money from a Guaranteed Period before the end of its term, we will not impose an MVA that would reduce your Sub-Account Value before the deduction of any applicable Contract charges. We will, however, continue to apply any positive MVA that would increase your Sub-Account Value.

In applying the MVA formula, each amount allocated to a different Guarantee Period or allocated at different time will be considered separately.

As a result of the issuance of the MVA Endorsement, the interests under the Contract relating to the MVA Option are no longer securities registered under the Securities Act of 1933. No other changes are being made to your Contract. All other terms and conditions remain unchanged.

The following example reflects the operation of the MVA after the effective date of the MVA Endorsement.

Assume that you purchased a Contract for $10,000, and you decide to invest in a ten year initial Guaranteed Period under the Contract with a 3% guarantee. Assume that your investment in the Guaranteed Period has increased to $10,609 after 2 years, and assume and you are no longer assessed withdrawal charges. Assume now that you need to surrender your Contract due to unforeseen circumstances. To determine the MVA, assume that the current interest rate offered for the eight year Initial Guaranteed Period under the Contract at the time of surrender is 4%.

Before the Effective Date, the MVA calculated would equal the following:

MVA = ($10,609/((1 + .04)/(1 + .03)) ^ 8) * [1 – ((1 + .04)/(1 + .03)) ^ 8] = $789.13

This negative MVA reduces the amount you would receive to $9,819.87 ($10,609 - $789.13). After the Effective Date, however, you will no longer apply a negative MVA and you would receive an amount equal to $10,609.

Assume that the $10,000 was invested in a ten year initial Guaranteed Period under the Contract with a 4% guarantee. Assume that your investment in the Guaranteed Period has increased to $10,816 after 2 years, and assume and you are no longer assessed withdrawal charges. Assume now that you need to surrender your Contract due to unforeseen circumstances. To determine the MVA, assume that the current interest rate offered for the eight year Initial Guaranteed Period under the Contract at the time of surrender is 3%.

The MVA calculated would equal the following:

MVA = ($10,816/((1 + .03)/(1 + .04)) ^ 8) * [1 – ((1 + .03)/(1 + .04)) ^ 8] = $869.19

The positive MVA increases the amount you would receive to $11,685.19 ($10,816 + 869.19).